Navios Maritime Holdings Inc.

Launches

South American Logistics Business

PIRAEUS, Greece, January 3, 2008 — Navios Maritime Holdings Inc. (“Navios”) (NYSE: NM), a large, global, vertically integrated seaborne shipping company, announced today that it has formed a South American logistics business through the combination of its existing port operations with the barge and upriver port businesses operated by the Horamar Group. The transaction included a payment of $112.2 million in cash consideration. As a result of the transaction, Navios owns 63.8% of the combined entity, named Navios South American Logistics Inc. (“NSALI”), and the former Horamar Group stockholders own the remaining 36.2%.

Ms. Angeliki Frangou, Chairman and CEO of Navios and Chairman of NSALI, stated, “We are delighted to announce the formation of an end-to-end logistics business which leverages Navios’s transshipment facility in Uruguay with an upriver port facility in Paraguay and dry and wet barge capacity. This transaction marks the successful conclusion of an effort we commenced in June 2006, when we announced that Navios intended to develop a South American logistics business. Since then, we have studied the market, met with key players and considered a number of opportunities. Today, we are pleased with the business partnership we have formed with the Lopez family, the principal shareholders of Horamar. We believe that by blending our businesses, we will develop the critical mass necessary for us to become a significant regional player.”

Ms. Frangou continued: “Since we commenced our review, the underlying business fundamentals have continued to strengthen. We plan to grow the combined business by capitalizing on the region’s growing agricultural and mineral commodity exports through the significant cost advantage river transport offers compared to alternatives along with our proprietary port and related infrastructure.”

Horamar Group

The Horamar Group, established in 1975, consists of a group of related companies providing maritime transportation. The group specializes in the transport and storage of liquid cargoes and the transport of dry bulk cargoes along the Hidrovia passing through Argentina, Bolivia, Brazil, Paraguay and Uruguay. It controls a fleet of over 100 barges and vessels, including:

•	13 push boats;
•	55 dry barges;
•	42 tank barges;
•	3 LPG tank barges;
•	2 self-propelled barges;
•	2 small oil tankers;
•	1 handysize tanker; and
•	2 docking platforms

The group also owns and operates an upriver oil storage and transfer facility in Paraguay. The group is in the process of expanding its cabotage business, involving the restricted coastal transport of oil within a single country. As part of its expansion efforts, the group recently took delivery of one handysize oil tanker and will be taking delivery of another in 2008.

Horamar’s clients include well-known petroleum and agricultural companies, including Bunge, Cargill, Glencore, Shell Argentina, Shell Paraguay, Exxon Mobil, Molinos, Vicentin, Petrobras, Petropar, Repsol YPF, Repsol YPF Bolivia.

For more information about Horamar, please see www.horamar.com.ar

Navios - Nueva Palmira

Navios owns and operates the largest bulk transfer and storage port terminal in Uruguay. Situated in an international tax free trade zone in the port of Nueva Palmira at the confluence of the Parana and Uruguay rivers, the terminal operates 24 hours per day, seven days per week. The terminal is a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region of Argentina, Bolivia, Brazil, Paraguay, and Uruguay, and the customers are primarily leading international grain and commodity houses. Navios’s land lease with the Republic of Uruguay expires in 2025, with an option for an additional 20 years, at Navios’ election. Since the terminal is located in the Nueva Palmira tax free zone, foreign commodities moving through the terminal are free of Uruguayan taxes.

The terminal has approximately 32 acres of available river front land for future development. Navios was recently awarded an additional six acres of land and is in the process of evaluating several alternatives for developing the available space. The increased flow of commodity products through the Nueva Palmira port has allowed Navios to steadily increase throughput.

The Mercosur Region

The development of South American grain markets dates back to President Carter’s embargo of grain against the Soviet Union in 1979, requiring the Soviet Union to secure grain supplies from sources outside North America. By 1981, Argentina had become a significant grain exporter to the Soviet Union, and Brazil quickly followed. The intervening decade saw the development of grain exports markets from these two countries as successive local governments recognized the significant benefits of US dollar income. In the 1990s, Paraguay began to export small quantities of grain and, more recently, Bolivia has expanded its grain exports. Today, a significant amount of the world’s soybean and other grain requirements are satisfied out of Brazil, Argentina, Uruguay and other Mercosur countries. For example, Argentina, Bolivia, Brazil and Paraguay produced 107.9 million tons of soybeans in 2006 as compared to only 39.9 million tons of soybeans in 1995. In addition, an increasingly larger portion of the world’s mineral commodity needs, particularly iron ore, is being met from this region. It is estimated that Brazil, the world’s largest iron ore exporter, produced approximately 271 million tons of iron ore in 2007. Demand for these grain and mineral commodities has acted as a catalyst for creating reliable and inexpensive transportation of the commodities from the source to ocean ports.

Representation

Financial Advisors

Navios was represented in this transaction by S. Goldman Advisors LLC. The Horamar Group was represented by Violy & Co.

Legal Advisors

Navios was represented in this transaction by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and the V&P Law Firm. The Horamar Group was represented by Chadbourne & Parke LLP.

Conference Call

On Wednesday, January 9, 2008 at 08:30 AM EST, Navios’ management will host a conference call to discuss the transaction. Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

US Dial In: +1.888.694.4702

International Dial In: +1.973.582.2741

Passcode: 29928427

A supplemental slide presentation will be available on the Navios website (www.navios.com) under the “Investors” section.

The conference call replay will be available for one week after the call at the following numbers:

US Replay Dial In: +1.888.694.4702

International Replay Dial In: +1.973.582.2741

Passcode: 29928427

This call will be simultaneously Webcast at the following Web address: http://www.videonewswire.com/event.asp?id=44818

The Webcast will be archived and available at this Web address for one month following the call.

About Navios Maritime Holdings Inc.

Navios is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols “NM” and “NM WS”, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Contacts

Public & Investor Relations Contact:

Navios Maritime Holdings Inc.

Investor Relations

+1.212.279.8820

investors@navios.com